VIA EDGAR, FEDEX
AND FAX (202) 551-9202
February 21, 2006
Mr. David R. Humphrey
Branch Chief-Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	CKE Restaurants, Inc. Form 10-K for the Year Ended January 31, 2005 File No. 001-11313
Dear Mr. Humphrey:
We have reviewed your letter of January 31, 2006, and are hereby providing to you the Company’s responses to the Staff’s comments. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.
Item 7 — Management’s Discussion and Analysis
Operating Review, page 35
1.	In light of FR-65 and the related guidance made available by the Division of Corporation Finance on June 13, 2003, we believe that you should discontinue your presentation of restaurant level margins. In this regard, our principal objection is the exclusion of general and administrative expenses as well as advertising expenses. Since expenses related to the corporate and administrative functions are part of your efforts to turnaround the Hardee’s Brand as well as part of your continuing growth (e.g. site selection) and management of franchises (e.g. streamlining of menus), we believe these costs should be included in any measure of profitability or performance. In addition, we believe that the titles and descriptions of your Non-GAAP financial measures are too similar to those used for GAAP purposes.
Response:
In future filings, the Company will revise the tables included in Management’s Discussion and Analysis of Financial Condition and Results of Operations to address the Staff’s comment. We believe that the revised format will enhance and clarify our investors’ understanding of our operating results. For your convenience, we have attached a table presenting fiscal 2005 information in the revised format. The captions in the revised table mirror the line items presented in the consolidated statements of operations. In addition, we will replace the caption “Restaurant operations” in the consolidated statements of operations with the caption “Restaurant operating costs” in future filings. Finally, we will revise our narrative discussions of changes in restaurant operations from “changes in

Mr. David R. Humphrey, Branch Chief-Accountant
Re: CKE Restaurants, Inc.
February 21, 2006
the restaurant-level margin percentage” to “changes in restaurant contribution as a percentage of company-operated revenue” in future filings.

We believe that the revised presentation addresses the Staff’s concern regarding the exclusion of general and administrative expenses and advertising expenses by including in tabular format each of the financial statement line items that comprise operating income. We respectfully submit that the information presented in the revised format complies with the requirements of FR-65, since ratios and statistical measures that are calculated exclusively using financial measures that are, in turn, calculated in accordance with GAAP are specifically excluded from the definition of “non-GAAP financial measures.”

Further, the revised presentation is consistent with management’s responsibility to provide readers with the information “necessary to an understanding of [a company’s] financial condition, changes in financial condition and results of operations” under FR-72. We believe that investors, analysts and other readers of the Company’s 1934 Act filings are acutely interested in the relationships between company-operated restaurant revenues and restaurant operating costs, as well as trends with respect to such relationships. Since the operating performance of company-operated restaurants, as recognized by restaurant contribution, is a key performance indicator that management uses to evaluate the results of the Company’s operations, we believe that the revised presentation enables investors to more thoroughly understand and analyze the results of our operations and to see the Company through the eyes of management.

Presentation of Non-GAAP measures, page 41
2.	It appears that your definition of EBITDA does not conform with the definition of EBITDA within Item 10(e)(1)(ii)(A) of Regulation S-K. As such, your presentation of EBITDA does not meet the conditions for use specified in FR-65 and the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Accordingly, please revise your presentation of Non-GAAP measures to discontinue the use of the term EBITDA. However, we would not object to the use of adjusted EBITDA, provided that you comply with the aforementioned guidance.
Response:

In future filings, the Company will discontinue the use of the term “EBITDA” and will instead use the term “Adjusted EBITDA.” Please refer to our response to item #3 below for further clarification as to the relevance of this disclosure.

Presentation of Non-GAAP measures, page 41
3.	Since you disclose that your credit facility is one of your primary sources of liquidity, please expand and clarify your description of debt covenants and specific financial ratios required under this credit facility. You may want to consider defining and including a discussion of adjusted EBITDA and its relationship to your current loan covenants. See Question 10 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Additionally, from review of the definition of consolidated EBITDA within your Sixth Amended and Restated Credit Agreement, dated as of June 2, 2004, it appears that facility action charges

Mr. David R. Humphrey, Branch Chief-Accountant
Re: CKE Restaurants, Inc.
February 21, 2006
and discontinued operations should not be added back to net income in arriving at adjusted EBITDA. Please advise or revise.
Response:

Management believes that continued disclosure of the Company’s Adjusted EBITDA is appropriate since the Sixth Amended and Restated Credit Agreement, dated as of June 2, 2004 (the “Facility”), is a material agreement, the Adjusted EBITDA covenant is a material term of the Facility, and information about compliance with the Adjusted EBITDA covenant is material to an investor’s understanding of the Company’s financial results and the impact of those results on liquidity. In future filings, the Company will expand and clarify the discussion of Adjusted EBITDA and its relationship to the covenants included in the Facility in order to comply with the response to Question 10 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

The definition of “Consolidated EBITDA” on page 8 of the Facility begins with “Consolidated Net Income” and provides for a number of adjustments, including a provision that “up to $4,000,000 of any loss incurred in connection with the disposition of Timber Lodge shall be excluded from the calculation of Consolidated EBITDA.” The discontinued operations included in the Adjusted EBITDA calculations relate solely to Timber Lodge and, as such, are appropriately added back to net income in arriving at Adjusted EBITDA.

The definition of “Consolidated Net Income” on page 9 of the Facility excludes the impact of gains and losses “resulting from any sale by the Borrower or any of its Subsidiaries of a Restaurant” and “any reserves (net of any applicable state or federal tax benefit) established in accordance with GAAP for closures of Restaurants or non-cash reductions in the carrying value of restaurant-related assets (including goodwill and other intangible assets).” As such, net facility action charges are appropriately added back to net income in arriving at Adjusted EBITDA.

In addition, the Adjusted EBITDA disclosed in the Company’s filings with the Commission is presented in a manner consistent with the amount reported to our lenders in our covenant compliance certificate.
We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in our periodic filings with the Commission. We understand that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our periodic filings with the Commission. We understand that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David R. Humphrey, Branch Chief-Accountant
Re: CKE Restaurants, Inc.
February 21, 2006
Once you have had time to review our responses, we would welcome the opportunity to discuss any additional comments or questions that you may have. Please feel free to contact me at (805) 745-7725 to discuss any of our responses.
Sincerely,
/s/ Theodore Abajian
Theodore Abajian
Executive Vice President and Chief Financial Officer
CKE Restaurants, Inc.
6307 Carpinteria Ave., Ste. A
Carpinteria, CA 93013

Revised Table – Page 36 of 10-K

	Fiscal Year 2005
	Carl's Jr.	Hardee's	La Salsa	Other (A)	Eliminations (B)	Total
Company-operated revenue	$567,960	$601,068	$46,950	$1,295	$—	$1,217,273

Restaurant operating costs
Food and packaging	166,120	180,515	12,848	456		359,939
Payroll and other employee benefits	160,240	200,349	16,285	531		377,405
Occupancy and other	121,779	134,387	16,711	417		273,294

Total restaurant operating costs	448,139	515,251	45,844	1,404	—	1,010,638

Restaurant contribution	119,821	85,817	1,106	(109)	—	206,635

Franchising and licensed restaurants and other revenues
Royalties	25,426	43,414	1,732	351	(66)	70,857
Distribution centers	176,304	18,181	—	—		194,485
Rent	22,172	9,985	—	—		32,157
Retail sales of variable interest entity	—	—	—	3,506		3,506
Other	967	524	112	—		1,603

Total franchising and licensed restaurants and other revenues	224,869	72,104	1,844	3,857	(66)	302,608

Franchising and licensed restaurants and other expenses
Administrative expense (including provision for bad debts)	4,006	4,758	1,111	—		9,875
Distribution centers	171,363	18,379	—	—		189,742
Rent and other occupancy	18,040	6,540	—	—		24,580
Operating costs of variable interest entity	—	—	—	3,457	(66)	3,391

Total franchising and licensed restaurants and other expenses	193,409	29,677	1,111	3,457	(66)	227,588

Franchising contribution	31,460	42,427	733	400	—	75,020

Advertising	34,413	36,023	1,377	26		71,839

General and administrative	52,416	79,842	6,387	71		138,716

Facility action charges, net	2,794	7,088	4,344	94		14,320

Operating income (loss)	$61,658	$5,291	$(10,269)	$100	$—	$56,780

Company-operated AUV (trailing 13 periods)	$1,301	$862	$748
Franchise-operated AUV (trailing 13 periods)	$1,146	$891	$823
Average check (actual $)	$5.89	$4.63	$9.65
Company-operated same-store sales increase	7.7%	7.0%	5.2%
Company-operated same-store transactions increase	1.3%	0.2%	1.0%
Franchise-operated same-store sales increase	6.6%	3.6%	3.7%
Restaurant operating costs as a percentage of company-operated revenue
Food and packaging	29.3%	30.0%	27.4%
Payroll and employee benefits	28.2%	33.3%	34.6%
Occupancy and other operating costs	21.4%	22.4%	35.6%
Restaurant contribution as a percentage of company-operated revenue	21.1%	14.3%	2.4%
Advertising as a percentage of company-operated revenue	6.1%	6.0%	2.9%

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